Ballard Power Systems

News Release

Ballard Clean Energy Fuel Cell Modules Power BC Transit Bus Fleet Thru 1-Million Miles of Service
• First-ever fuel cell bus fleet to achieve this milestone

For Immediate Release – December 20, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that the 20-bus fleet operated by BC Transit in the Resort Municipality of Whistler, British Columbia and powered by Ballard FCvelocityTM-HD6 fuel cell modules recently surpassed 1-million miles (1.6-million kilometers) of revenue service.

The BC Transit fleet has been the largest hydrogen fuel cell-powered bus fleet in operation anywhere since it went into service approximately 2-years ago and is the first hydrogen fuel cell bus fleet to achieve the 1-million mile revenue service mark. The buses went into service in January, 2010 prior to the 2010 Olympic and Paralympic Winter Games, and have been an effective showcase for clean transportation alternatives.

Paul Cass, Ballard’s Vice-President of Operations said, “We are pleased with the continued improvement in overall bus fleet performance over time and are delighted with BC Transit’s ongoing support of this important initiative. Many decision-makers in the global bus market are following the Whistler experience closely and will be interested in the results to date.”

By end-November 2011 a number of important results had been achieved:

• The 20-bus fleet had operated a total of 80,000 hours;
• More than 9,600 safe refuellings had been completed, by which 220,000 kilograms of hydrogen was dispensed to the fleet’s buses; and
• 2,200 tons of greenhouse gas (GHG) emissions were avoided, in comparison to diesel buses, which is equivalent to removing approximately 400 passenger vehicles from the roads.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com